Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com

Janet A. Barbiere (212) 506-3522 jbarbiere@orrick.com

February 12, 2021

Katherine Hsu

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Commercial Mortgage Trust 2016-P6 Form 10-D and ABS-EE for the Monthly Distribution Period Ended November 13, 2020 Filed November 27, 2020 File No. 333-207132-09

Dear Ms. Hsu:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) in connection with the above-captioned Forms 10-D and ABS-EE (the “Filings”). On behalf of the Registrant, we thank you for your letter, dated January 29, 2021, transmitting the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Filings.

Below are our responses, on behalf of the Registrant, to each of the comments included in your letter. The responses follow each of the Staff’s comments, which have been retyped in italics below.

Forms 10-D and ABS-EE

1.       We note that asset number 13 in Exhibit 102 to the Form ABS-EE filed on November 27, 2020 has a payment status of “current” and a paid through date of 5/5/2020. We also note in Exhibit 99.1 to the accompanying Form 10-D filed on November 27, 2020 that this loan was modified on 6/5/20, but this is inconsistent with

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the asset-level data in Forms ABS-EE filed previously in 2020, which show this loan was not modified until the August 2020 reporting period. Please explain why these discrepancies exist.

Asset number 13 (referred to herein as the “Subject Loan”) in Exhibit 102 to the Form ABS-EE of Citigroup Commercial Mortgage Trust 2016-P6 filed on November 27, 2020, is part of a loan combination (the “Loan Combination”) evidenced by multiple notes. The lead note in the Loan Combination is included in a private single asset securitization (“BBCMS 2016-ETC”), and the entire Loan Combination is being serviced by Wells Fargo Bank, National Association (“Wells Fargo”), as servicer (the “Lead Servicer”), and Aegon USA Realty Advisors, LLC, as special servicer, pursuant to the trust and servicing agreement for BBCMS 2016-ETC Mortgage Trust. The Subject Loan, which is included in Citigroup Commercial Mortgage Trust 2016-P6 (the “P6 Trust”), is evidenced by a non-lead note in the Loan Combination and is master serviced by Midland Loan Services, a Division of PNC Bank, National Association (“Midland”), as master servicer (the “P6 Master Servicer”), pursuant to the pooling and servicing agreement (the “P6 PSA”) with respect to the P6 Trust.

Midland has informed the Registrant that Wells Fargo as Lead Servicer negotiated and executed a COVID-19 related standstill agreement (i.e., a forbearance agreement) (the “Forbearance Agreement”) with the related borrower with an effective date of June 5, 2020. Midland has informed the Registrant that Midland first became aware of the Forbearance Agreement as a result of a notice from Lead Servicer’s counsel dated July 9, 2020. Midland has informed the Registrant that, following receipt of such notice, Midland updated its servicing system and such update was reflected in the P6 Trust’s subsequent month’s (August 2020) CRE Finance Council (“CREFC”) reports and Schedule AL file.

Midland has informed the Registrant that the above facts explain why the “Date of Last Modification” field in the Schedule AL file included the “6/5/2020” date, but the Forbearance Agreement was not reflected until the August 2020 Schedule AL file. Midland has informed the Registrant that this reporting timeline and information is consistent with actual industry practice and published CREFC Loan Modification/Forbearance Best Practices updated in May 2020 (the “CREFC Best Practices”). Midland has informed the Registrant that the CREFC Best Practices recommend that servicers book modifications/forbearances within two reporting cycles following the execution of the modification/forbearance.

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Regarding the comment that the Subject Loan has a payment status of “current” and a paid through date of 5/5/2020, Midland has informed the Registrant that the CREFC Best Practices state that if a forbearance includes payment delay, reporting may reflect a Payment Status of Loan of “current”, but a static “Paid Through Date” (i.e., the date that the most recent scheduled payment was made, which is 5/5/20 in this case) until repayment cures each outstanding payment, and that this is the manner in which Midland reported the information in this instance. Midland has further informed the Registrant that the Subject Loan was still subject to the Forbearance Agreement in November 2020 so Midland reported the loan as detailed above in accordance with CREFC Best Practices.

Wells Fargo as Lead Servicer has also informed the Registrant that the reporting is consistent with the CREFC Best Practices with respect to the paid through date and payment status of the Subject Loan. Wells Fargo has informed the Registrant that many forbearance agreements call for the deferral of payments or other changes to be made retroactive, which is what occurred with the Subject Loan. Wells Fargo has informed the Registrant that the Forbearance Agreement was executed after the loan payment date in July 2020, but effective with the June 2020 payment. Wells Fargo has informed the Registrant that it is typical to see a one-month delay from the month the forbearance agreement is executed to the first month the forbearance is reported. Wells Fargo has informed the Registrant that Wells Fargo reported the information the month immediately following the Forbearance Agreement being finalized.

2.       We note that servicing advances for this asset began in April and fluctuated, often increasing, through November 2020, despite the reported modification of the asset in June 2020. Please tell us how these advances are consistent with the transaction agreement provisions relating to servicer advances. This includes, but is not limited to, the provisions requiring servicer advances for assets in default or delinquent assets and recovery of advances at the time of a modification.

Midland as P6 Master Servicer is responsible for making principal and interest advances (“P&I advances”) on the Subject Loan pursuant to the P6 PSA. Midland has informed the Registrant that, given that the Subject Loan was subject to a “forbearance agreement” and not a “modification agreement”, Midland as P6 Master Servicer made P&I advances for the Subject Loan’s (i.e. the related non-lead note’s) pro rata portion of the Loan Combination’s monthly payment amount. Midland has informed the Registrant that providing P&I advances associated with loans that are subject to forbearance agreements is consistent with the P6 PSA, historical CREFC best practices associated

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with forbearances, as well as CREFC’s Best Practices for loans subject to COVID-19 related forbearance agreements.

Midland has informed the Registrant that the specific amounts advanced each month can fluctuate depending upon many factors one of which is the number of days in the month that interest accrues – which is the case for the Subject Loan. In addition, Midland has informed the Registrant that when lead servicers report loan information to non-lead master servicers after such non-lead master servicers’ determination/cut-off date, certain information may not always be included in the non-lead master servicer’s current month’s report. According to Midland, when this situation occurs and depending upon the nature of the reported information, Midland, as a non-lead master servicer, may update the reporting to bring it “current” in subsequent months as it did in this instance, which can also create fluctuations in the reported advanced amounts.

Midland has informed the Registrant that the “Total Principal and Interest Advance Outstanding” field increased because it is a cumulative field reflecting all P&I advances outstanding as of the relevant reporting date and that, as such, this amount necessarily increased while the Subject Loan was subject to the Forbearance Agreement because the forbearance period included multiple payment periods such that multiple P&I advances accrued during such period. Midland has informed the Registrant that once the borrower begins making the agreed upon replenishment payments pursuant to the Forbearance Agreement, this amount is expected to begin to decrease as prior outstanding P&I advances are recovered from the borrower and applied to the corresponding outstanding loan payments. Midland has informed the Registrant that P&I advances continued through November 2020 because the forbearance period in the Forbearance Agreement ran through and was inclusive of the November 2020 payment date.

The making of P&I advances on mortgage loans subject to a forbearance agreement is consistent with the P6 PSA given that the terms of the Subject Loan were not permanently modified but, rather, payments were deferred and not forgiven. Accordingly, the deferred amount should be advanced, subject to any determination of non-recoverability (and subject to recovery when ultimately payable). Further, investors expect master servicers to advance unpaid principal and interest to investors during such forbearance periods and rely on that liquidity.

3.       For both comments noted, please consider how these matters should be incorporated into the servicing assessments required by Item 1122 of Regulation AB for your upcoming Form 10-K filing for the fiscal year ending 12/31/2020. Please also

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consider whether additional disclosures for the 10-K would be appropriate if the servicer has identified material instances of noncompliance in connection with these matters.

Midland as P6 Master Servicer has informed the Registrant that, based on Midland’s current review of the Subject Loan with respect to the Staff’s comments, it is Midland’s opinion that Midland serviced the Subject Loan in all material respects in accordance with the P6 PSA, including CREFC Best Practices and the applicable Servicing Standard.

Wells Fargo as Lead Servicer has informed the Registrant that the servicing assessments required by Item 1122 of Regulation AB will address each applicable servicing criteria, and that Wells Fargo does not believe there has been any material instance of noncompliance with the applicable servicing criteria to be addressed or disclosed.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	Ryan O’Connor, Esq. Richard Simpson